November 13, 2020	18400 Von Karman Avenue Suite 800 Irvine, CA 92612 949.760.1121 Phone 949.720.0182 Fax 949.224.6427 Direct mlucar@buchalter.com

Via sec submission

Jonathan Burr Erin E. Martin U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction Washington, D.C. 20549
Re:	CF Fund II, LLC Offering Statement on Form 1-A Post Qualification Amendment No. 4 (File No. 024-10732)

Dear Mr. Burr and Ms. Martin:

This letter is submitted on behalf of CF Fund II, LLC, a Pennsylvania limited liability company (the “Company”), in response to a message received on November 10, 2020, from the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Offering Statement on Form 1-A POS (File No. 024-10732) (the “Offering Statement”) filed pursuant to Regulation A, Tier 1 under the Securities Act of 1933 (the “Act”).

The Company respectfully informs the Commission that Pennsylvania and New Jersey have confirmed that there are no additional comments to the Company’s offering documents.

Pursuant to 17 CFR §230.252(e) promulgated under the Act, the Company hereby requests that the above-referenced Offering Statement to be declared qualified effective as of 12:00 p.m. EDT on Wednesday, November 18, 2020, or as soon thereafter as is practicable.

Please contact me at mlucar@buchalter.com or (949) 224-6427 should you have any questions.

Very truly yours,

BUCHALTER
A Professional Corporation

By:	/s/ Melissa L. Lucar
Melissa L. Lucar